FORM 4

[ ] Check this box if no longer subject                 OMB APPROVAL
    to Section 16. Form 4 or Form 5                     ------------
    obligations may continue.  See            OMB Number:            3235-0287
    Instructions 1(b).                        Expires:      September 30 ,1998
                                              Estimated average burden
(Print or Type Responses)                     hours per response...........0.5

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person*

    Cheng      Christopher Wai-Chee
-----------------------------------------------------
   (Last)            (First)            (Middle)

            c/o Sealed Air Corporation
                   Park 80 East
-----------------------------------------------------
                     (Street)

Saddle Brook              NJ            07663
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   Seal Air Corporation (SEE)
   (Formerly W.R. Grace & Co. (GRA))

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   March 1998

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------
_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                 (D)                   3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock, par value  3/31/98     J(1)             74         A        (1)            74            I          (2)
$0.10 per share
                         3/31/98     J(1)             75         A        (1)            75            I       By Trust

Series A Convertible     3/31/98     J(1)             66         A        (1)            66            I          (2)
Preferred Stock, par
value $0.10 per share
                         3/31/98     J(1)             66         A        (1)            66            I       By Trust

Common Stock, par value  3/31/98     J(1)            139         D        (1)             0            I          (2)
$0.01 per share
                         3/31/98     J(1)            140         D        (1)             0            I       By Trust


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                 (Over)
                                                                                                        SEC 1474 (7-96)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------



Explanation of Responses:

(1) In accordance with the Agreement and Plan of Merger dated as of August 14, 1997 by and among W. R. Grace & Co. ("Grace"), a subsidiary of Grace and Sealed Air Corporation ("Old Sealed Air"), and pursuant to the Distribution Agreement dated as of March 30, 1998, by and among Grace and two wholly-owned subsidiaries of Grace, each share of Grace common stock, par value $0.01 per share, became, on March 31, 1998, a right to receive .536 shares of common stock, par value $0.10 per share, of Sealed Air Corporation (formerly Grace) ("New Sealed Air"), and .475 shares of Series
A Convertible Preferred Stock, par value $0.10 per share, of New Sealed
Air.

(2) Shares are owned by a corporation whose sole shareholder is Mr. Cheng.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



               /s/ Christopher Wai-Chee Cheng                     4/9/98
             ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                        Page 2
                                                               SEC 1474 (7-96)